

September 8, 2022

Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

> **Re: Sequans Communications S.A.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-35135**

Dear Ms. Choate:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors
Global supply chain shortages, page 15

1. We note that you have experienced supply chain disruptions including increased costs and price increases from suppliers. Please tell us and revise in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

2. Please tell us and revise in future filings to further discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing